Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Years ended
	December 31,
	2004	2003	2002
Net income
Net income - basic and diluted	$8,447	$7,528	$6,850

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,204	4,126	4,321
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	269	416	478
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(146)	(194)	(244)
Weighted average common and common
equivalent stock outstanding- diluted	4,327	4,348	4,555

Earnings Per Common and Common
Equivalent Share
Basic	$2.01	$1.82	$1.59
Diluted	$1.95	$1.73	$1.50